Hilton Group plc

DIRECTORS' SHARE INTERESTS

82-1571

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
DAVID MICHELS	39	19	1,621
BRIAN WALLACE	39	19	1,621
CHRISTOPHER BELL	39	19	1,621

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 6 OCTOBER 2003 AT 194.75P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 9 OCTOBER 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 147,872,489 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 9.35% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
HSBC	7,132,700
CHASE NOMINEES LIMITED	3,364,400
STATE STREET NOMINEES LIMITED	3,747,018
STATE STREET BANK & TRUST COMPANY	2,557,100
LLOYDS BANK NOMINEES LIMITED	538,800
MORGAN STANLEY TRUST CO NOMINEES LIMITED BANK	5,900
NORTRUST NOMINEES	41,200
STATE STREET NOMINEES LIMITED	487,923
BROWN BROTHERS HARRIMAN	40,500
NORTHERN TRUST	209,100

LLOYDS BANK NOMINEES LIMITED	1,135,700
STATE STREET BANK & TRUST	301,400
J P MORGAN CHASE	401,300
CHASE MANHATTAN BANK LONDON	31,935,393
CHASE NOMINEES LIMITED	5,929,500
BANK OF NEW YORK LONDON	2,188,700
MELLON NOMINEES LIMITED	961,700
NORTHERN TRUST	744,900
CHASE NOMINEES LIMITED	1,636,729
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	578,500
DEUTSCHE BANK	147,100
CITIBANK	1,140,800
BANKERS TRUST	332,900
HSBC	116,600
NORTHERN TRUST	316,100
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	14,590,666
CHASE MANHATTAN BANK LONDON	7,412,577
STATE STREET BANK & TRUST	4,456,199
BANK OF NEW YORK LONDON	20,223,700
CHASE NOMINEES LIMITED	2,611,500
DEUTSCHE BANK	1,479,676

NORTHERN TRUST	11,147,691
MELLON NOMINEES LIMITED	106,300
BANK OF NEW YORK, BRUSSELS	2,588,300
NATIONAL AUSTRALIA BANK	29,100
PICG	14,600
J P MORGAN	5,694,200
STATE STREET NOMINEES LIMITED	2,662,800
CITIBANK	844,600
MSS NOMINEES LIMITED	2,437,247
NORTRUST NOMINEES LIMITED	3,230,300
CHASE MANHATTAN BANK AG FRANKFURT	233,748
MORGAN STANLEY	1,609,100
BROWN BROTHERS HARRIMAN	298,500
BNP PARIBAS	209,722
TOTAL	147,872,489